DORSEY
DORSEY & WH TNEY LLP

RECEIVED

2007 JUN 19 A 9:21

07024583

June 18, 2007

SUPPL

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press release filed on Sedar on the below stated date. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - June 4, 2007
- Material Change Report filed on Sedar on the below stated date pursuant to National Instrument 51-102.
  - June 7, 2007

JUN 21 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

- Amended and Restated Long Term Equity Incentive Plan filed on Sedar on June 11, 2007.

Dlw 6/20

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Attention Business Editors:

Addax Petroleum announces results of continued appraisal drilling at Taq Taq

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Step-out appraisal well TT-06 flows at an aggregate rate of 18,900 barrels per day

CALGARY, June 4 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum") (TSX/LSE:AXC) today announced flow test results for the TT-06 well, the third appraisal well recently drilled on the Taq Taq field by Taq Taq Operating Company, the joint venture company formed by Genel Enerji A.S. ("Genel") and Addax Petroleum to carry out the petroleum operations in the Taq Taq license area.

Three reservoir intervals were tested separately and flowed at an aggregate rate of 18,900 bbl/d of light oil, measured gravity of 48 degrees API with low gas oil ratio. The intervals tested were a 105 meter perforated interval in the Shiranish formation which flowed at a rate of 15,380 bbl/d, a 51 meter interval in the Kometan formation which flowed at a rate of 2,020 bbl/d and a 10 meter interval in the Qamchuga formation which flowed at a rate of 1,500 bbl/d. Oil flow rates from the Shiranish, Kometan and Qamchuga intervals were restricted by 128/64", 40/64" and 32/64" choke sizes respectively. Evaluation of these flow test results is ongoing.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "The successful testing of our third appraisal and development well at Taq Taq is very encouraging and provides additional information to better our understanding of the field. We also anticipate that the recent constructive efforts of the Kurdistan Region and Iraq towards finalising a legal framework will enable the Corporation to generate a full development plan for the Taq Taq field. We believe that the development of the Taq Taq field can deliver excellent value to the people of the Kurdistan Region, to the people of Iraq and to our shareholders."

The TT-06 well is a step-out located approximately 3.6 kilometres north-northwest of the TT-05 well along the length-wise axis of the Taq Taq field. It is the first attempt to define the areal extent of the Taq Taq structure. The TT-06 well was spudded in early January and completed drilling in April at a total depth of 2,085 metres. Testing of TT-06 commenced in mid May, 2007.

Interpretation of data acquired from TT-06, including wireline and core data, confirms the presence of a significant and extensive fracture system as observed in the TT-04 and TT-05 wells in the Shiranish formation. Although restricted to a 40/64" choke size, the Kometan formation tested in the TT-06 well appears to have a lower fracture density and smaller fracture apertures, as compared to the TT-04 and TT-05 wells. In addition, the Kometan formation tested in the TT-06 well may have experienced formation damage which may have further restricted its test flow rate. The flow rate in the Qamchuga formation was limited by a 32/64" choke size to restrict the coning of water due to the proximity of the tested interval to the oil water contact. None of the tested intervals in the TT-06 well were stimulated.

The TT-06 well is the third of a six well drilling program by Genel and Addax Petroleum. The drilling of the fourth appraisal and development well, TT-07, is now in progress. The TT-07 well was spudded in late April and is located approximately 2.2 kilometres southeast of the TT-05 well along the

length-wise axis of the Taq Taq field.

The Taq Taq field is located in the Kurdistan Region of Iraq some 60 kilometres northeast of Kirkuk, 55 kilometres southwest of Erbil and 120 kilometres northwest of Sulaimaniyah.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 124,000 bbl/d for April, 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors

affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41 (0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

ADDAX PETROLEUM CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Reporting Issuer:

Addax Petroleum Corporation ("**Addax**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva, Switzerland

Registered Office Address:
3400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

ITEM 2 Date of Material Change:

May 30, 2007

ITEM 3 News Release:

A news release was issued by the Corporation on May 30, 2007 through CNW Group. The news release was also filed on SEDAR.

ITEM 4 Summary of Material Change:

Addax closed a private placement of US$300 million 3.75% convertible notes, due 2012 and which trade on the Professional Securities Market of the London Stock Exchange as of Thursday, May 31, 2007.

ITEM 5 Full Description of Material Change:

Addax issued US$300 million 3.75% convertible bonds due 2012 (the "Bonds"). The Bonds are convertible as fully paid and non-assessable common shares of no par value in the share capital of Addax and/or redeemable for cash. The Bonds are issued in registered form, in principal amounts of US$200,000 and multiples thereof.

The Bonds were offered outside of Canada, including in the United Kingdom and in the United States (in accordance with Regulation S or pursuant to an exemption from the registration requirements of the US Securities Act). The Bonds were offered by Citigroup Global Markets Limited, UBS Limited and BNP Paribas.

The Bonds were also offered in the Provinces of Ontario and Quebec by way of a private placement, to accredited investors only, by UBS Securities Canada Inc. and Citigroup Global Markets Limited.

The Bonds are constituted by a trust deed dated May 30, 2007 between Addax and The Law Debenture Trust Corporation p.l.c, (the Trustee). Citibank N.A. is the principal paying, transfer and conversion agent and Citigroup Global Markets Deutschland AG & CO. KGAA is the paying, transfer and conversion agent for the Bonds.

The net proceeds from the issuance of the Bonds will be used by Addax for its general corporate purposes.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Mr. David Codd
Chief Legal Officer and Corporate Secretary
(+41 22) 702 9525

ITEM 9 Date of Report:

June 5, 2007.

FORWARD LOOKING STATEMENTS

Certain statements in this material change report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "would", "should", "could", "may", "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this material change report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this material change report is expressly qualified by this cautionary statement.

PETROLEUM

TO: SHAREHOLDERS OF ADDAX PETROLEUM CORPORATION

As a result of a computer error, an incomplete blacklined copy of the Addax Petroleum Corporation (the "**Corporation**") long term equity incentive plan, as revised May 2007 (the "**Amended and Restated LTIP**") was attached to the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated May 29, 2007. Attached hereto is the corrected blacklined copy of the Amended and Restated LTIP.

ADDAX PETROLEUM

REPLACEMENT SCHEDULE "B"

TO THE

ADDAX PETROLEUM CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

May 29, 2007

ADDAX PETROLEUM CORPORATION

THE ADDAX PETROLEUM CORPORATION LONG TERM EQUITY INCENTIVE PLAN 2006

~~**Final Draft**~~

~~*prepared by*~~

As Revised May 2007

MM
& K
Limited

~~1 Bengal Court~~
~~Birchin Lane~~
~~London~~
~~EC3V 9DD~~

~~Tel: +44 (0)20 7283 7200~~
~~Fax: +44 (0)20 7283 4119~~
~~Web site: www.mm-k.com~~

5 May ~~2006~~2007

~~*Authorised and regulated by the Financial Services Authority*~~

ADDAX PETROLEUM CORPORATION
LONG TERM EQUITY INCENTIVE PLAN ~~2006~~2007

1. Definitions

"Award"	means an award of Shares made to a Participant in respect of performance for a Financial Year
"Award Date"	means the date on which an Award is made
"Capital Reorganisation"	means any variation, adjustment or alteration of the share capital or reserves of the Company (including, without limitation, by way of capitalisation issue from treasury, rights offering, sub-division, consolidation or reduction)
"CEO"	is an abbreviation of "Chief Executive Officer"
"the Committee"	means the Corporate Governance, Nominating and Compensation Committee established by the board of directors of the Company
"CFO"	is an abbreviation of "Chief Financial Officer"
"Change of Control"	shall be deemed to have occurred if any person other than The Addax & Oryx Group Ltd. or any related party (or a group of persons acting in concert): (A) obtains control of the Company as a result of making a general offer to acquire shares in the Corporation; or (B) having obtained control of the Company makes such an offer and such offer becomes unconditional in all respects; or (C) obtains control of the Company as a result of any other recognised arrangements; or (D) the Company passes a resolution for a voluntary winding up of the Company or an order is made for the compulsory winding up of the Company and Control means in relation to the Company, the ability of a person, or persons acting in concert, to cast more than 50 per cent of the votes which the holders of Shares may cast at a general meeting of the members of the Company
"CLO"	is an abbreviation of "Chief Legal Officer"

"Company"	means Addax Petroleum Corporation
"COO"	is an abbreviation of "Chief Operating Officer"
"Corporate Goals"	means those measures of Group or Group company performance as are determined by the Committee in accordance with rule 3
"Eligible ~~Executive~~Person"	means directors, officers, employees of, and other service providers to the Corporation who have been invited by the Committee to participate in this Plan
"Financial Year"	means the accounting reference period of the Company
"Group"	means the Company and all companies which the Company directly or indirectly Controls and the expression Group company shall be construed accordingly
"Insider"	shall have the meaning ascribed to that term in the Alberta Securities' Act
"Participant"	means an Eligible ~~Executive~~Person who has accepted an invitation to participate in this Plan
"Personal ~~Goals~~Performance"	means in relation to each Participant, ~~those measures~~the assessment of the individual's performance as are determined by the Committee in accordance with rule 3
"this Plan"	means the plan known as The Addax Petroleum Corporation Long Term Equity Incentive Plan 2006, as amended from time to time
"Share"	means a common share in the share capital of the Company

2. Participation

2.1 This Plan will operate for the Financial Year which started on 1 January 2006 and will operate in respect of subsequent Financial Years at the discretion of the Committee.

2.2 Subject to rule 2.1, the Chief Executive Officer shall nominate Eligible ~~Executives~~Persons and the Committee, in its sole discretion, may invite such nominated Eligible ~~Executives~~Persons to participate in this Plan for the relevant Financial Year. The invitation shall be in such form as the Committee shall from

time to time determine and shall specify in respect of each Eligible ~~Executive:~~Person

2.2.1 the performance conditions determined in accordance with rule 3, to which the making of an Award is subject,

2.2.2 the standards of performance to be achieved in relation to each performance condition and

2.2.3 the date by which the invitation must be accepted.

~~2.3 No payment shall be required from an Eligible Executive to participate in this Plan.~~

2.3 At the discretion and approval of the Chief Executive Officer, grants may also be offered to individuals being recruited to join Addax Petroleum. Such grants will fall within the nominal grant range commensurate with the grade of the position being recruited for.

2.4 No payment shall be required from an Eligible Person to participate in this Plan.

2.5 Unless expressly so provided in his contract of employment, an Eligible ~~Executive~~Person has no right to participate in this Plan pursuant to any such contract and this Plan shall not form part of nor affect any contract of employment between the Eligible ~~Executive~~Person and any Group company.

2.~~5~~6 By accepting an invitation to participate in this Plan, each Participant accepts and agrees that:

2.~~5~~6.1 the Participant has no rights to receive any Shares in respect of an Award until the relevant proportion of such Award vests and the Shares are transferred unconditionally to the Participant under this Plan,

2.~~5~~6.2 the Company, as permitted by applicable laws and regulations, may make such arrangements as it thinks fit for the collection, payment and reporting of any taxes, levies, ~~witholdings~~withholdings and social security liabilities arising in respect of an Award made to the Participant, including but not limited to, arrangements providing for the sale of vested Shares, prior to their transfer to the Participant and retention of the net sales proceeds by the Company to enable the Company or any Group company to account to the relevant authorities for the Participant's tax and social security liabilities and

2.~~5~~6.3 the Company may hold and process personal data provided by the Participant for all purposes relating to the operation of this Plan. These include, but are not limited to:

2.56.3.1 administering and maintaining Participant records,

2.56.3.2 providing information to registrars, brokers, or other third party administrators of this Plan and the processing of such information by those parties and

2.56.3.3 providing information to future purchasers of the Company or any Group company in which the Participant works.

2.6—7 If a Participant ceases to be employed by a Group company, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under this Plan whether by way of damages for breach of contract or otherwise. The benefit to a Participant of his participation in this Plan shall not form part of his compensation for pension purposes.

3. Performance Conditions

~~3.1 As soon as practicable after the date on which this Plan is adopted by the Company, in respect of any Awards to be made in 2006 and 2007 and as soon as practicable prior to (and, in any event, not later than 90 days after) the start of the relevant Financial Year, in respect of any Awards to be made in 2008 and subsequently, the Chief Executive Officer will specify and the Committee may, in its absolute discretion, endorse the overall performance conditions for that Financial Year, which conditions shall (unless the Committee determines otherwise) be classified into:~~

3.1 The LTIP program exists to align employee interests with shareholder interests and to encourage all employees to maximize shareholder value. Accordingly, the Performance Metrics for the total size of LTIP plan will focus on the value being returned to the shareholder, while grant sizes will be determined by individual performance. The Performance Conditions, then, are a combination of:

3.1.1 Corporate ~~Goals being a combination of (i)~~Performance Factor, which is an assessment of the Company's share performance as a balance of three factors:

1. Total Shareholder Return
2. Relative Shareholder return relative to the Company's Peer Group, and ~~(ii) the Company's performance related directly to the Company's Key Performance Indicators and~~
3. Relative Shareholder return relative to an index (TSX/S&P Capped Energy Index)

The Corporate Performance Factor is expressed as a number between zero and 2.0 This factor is multiplied by the target grant sizes for each grade and the number of incumbents in each grade to determine the draft budget for the program.

3.1.2 Personal ~~Goals~~Performance expressed as Individual Performance Factors.

3.2 For all Participants, the Corporate Goals for a Financial Year shall be determined by the Chief Executive Officer and endorsed by the Committee.

3.3 In respect of a Participant who is an ~~executive officer~~ Executive Officer of the Company, the Chief Executive Officer will determine his ~~Personal Goals~~Individual Performance Factor after consultation with the Committee. The Chief Executive Officer's own ~~Personal Goals~~Individual Performance Factor will be determined by the Committee and notified to the Chief Executive.

3.4 In respect of a Participant who is not an ~~executive officer~~ Executive Officer of the Company, the Chief Executive Officer will determine his Personal Goals.

3.5 As far as is practicable, ~~Personal Goals~~Individual Performance Factors will be capable of objective assessment but in the event that subjective assessment is required, the Chief Executive Officer and the Committee shall act reasonably.

3.6 Unless the Committee determines otherwise, Corporate ~~Goals~~Performance shall determine the size of the annual LTIP program overall and Personal ~~Goals~~Performance shall ~~carry equal weighting for the purposes of calculating~~be used to calculate the number of Shares (if any) subject to an Award.

3.7 The Committee shall have the discretion to change or modify the performance conditions for a Financial Year in the event that exceptional circumstances arise, provided that any changed or modified performance conditions are, in the opinion of the Committee, no less demanding than the performance conditions which they replace.

4. Share Awards

4.1 ~~As soon as practicable after~~Before the ~~end of~~ last Committee meeting prior to the ~~relevant Financial Year~~Annual General Meeting of shareholders, the Chief Executive Officer shall assess Corporate Share performance in relation to each of the ~~performance conditions for that Financial Year and~~ metrics described in rule 3.1.1 and shall notify the Committee of the Chief Executive Officer's assessment as to how the Company ~~has~~shares have performed ~~against its~~. The Chief Executive Officer will recommend a Corporate ~~Goals.~~Performance Factor to determine the overall size of the program. The Committee will then endorse or modify as necessary the assessment. The Committee will also assess how the Chief Executive Officer has performed ~~against his Personal Goals~~ together with the resulting number of Shares which are to be awarded to him in respect of such performance. The Chief Executive Officer shall in consultation with the Committee and on the basis of the Company's share performance ~~against its Corporate Goals~~ as endorsed by the Committee, but subject always to the determination of the Committee pursuant to rule 4.2, determine the number of

Shares to be awarded to the other corporate officers and the total number of Shares to be awarded to other Participants.

4.2 The decision to make the Awards and the total number of Shares subject to the Awards shall be endorsed by the Committee. Ordinarily no Participant shall receive an Award the aggregate value of which exceeds 150 per cent of his base annual salary at the start of the relevant Financial Year. Each Participant shall have a target grant size commensurate with his/her grade level, expressed as a percentage of base salary. With high Company and Personal performance, awards for the Executive would not typically exceed two times target. However, in return for exceptional standards of performance, the Committee may, in its absolute discretion, increase the aggregate value of the Awards to the executive officers of the Company.

4.2.1 LTIP Target Grant Sizes for the Executive Officers are:
Chief Executive Officer – 200% of base salary
CFO, COO, CLO – 150% of base salary

4.3 For the purposes of calculating the number of Shares subject to an Award, the divisor shall be the average mid-market quotations Volume Weighted Average Price for a Share as listed by the Toronto Stock Exchange for the five dealing 30 calendar days immediately preceding (but not including) the nominal mailout date of the award. Any fractions of a Share arising from for the division shall be rounded down to last Committee meeting before the nearest whole Share Annual General Meeting. The nominal mailout date is one week before the Committee meeting. The resulting raw share grant size shall be rounded.

4.

4 No Award shall be made in relation to any performance condition if the level of performance achieved in relation to that condition falls below a minimum standard determined by the Committee and included in the invitation to participate in this Plan issued by the Committee in accordance with rule 2.

.4 An Award shall be subject to the following vesting conditions:

4.4.1 up to one third of the aggregate number of Shares subject to the Award vests immediately on the Award Date,

4.4.2 up to two-thirds of the aggregate number of Shares subject to the Award, less the number of Shares vested under rule 4.54.1, vest on the first anniversary of the Award Date and

4.4.3 the balance (after taking into account the number of Shares vested under rules 4.54.1 and 4.54.2) of the aggregate number of Shares subject to the Award vests on the second anniversary of the Award Date.

4.64.5 Subject to rule 4.54, the Committee shall determine, in its absolute discretion, the proportion of an Award which shall vest on each of the vesting dates specified in rule 4.54 and shall inform the Participants accordingly in the Award notifications issued pursuant to rule 4.1.

4.74.6 In the event of a Capital Reorganisation, the number, nominal amount and class of securities to be awarded to Participants or subject to the unvested portions of Awards, may be adjusted in such manner as the Committee determines in its absolute discretion, to be appropriate.

4.84.7 Subject to the following provisions of this Plan, a Participant shall have no rights in respect of the Shares subject to the unvested portion of any Award, which may not be transferred, assigned, charged or otherwise pledged as security.

4.9 No Award shall be made in respect of a Financial Year starting later than 1 January 2010.

5. Effect of Termination of Employment

5.1 If a Participant's employment with a Group company terminates owing to his death the unvested portion of any Award shall vest immediately PROVIDED THAT if the Participant's employment terminates owing to his death before an Award is made to him in respect of a Financial Year, the Committee shall determine in its absolute discretion the number of Shares (if any) to be transferred to that Participant's estate having regard to the standards of performance reached in respect of each of the performance conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of termination of employment or, if earlier, the end of the Financial Year.

5.2 If a Participant's employment with a Group company is terminated otherwise than owing to the Participant's death, the following rules will normally apply:

1. Participants terminated "for cause" shall forfeit all unvested grants.
2. Participants who retire from the Corporation, eligible for pension, shall retain all grants which vest within 24 months of the retirement date.
3. Participants who resign, subject to being deemed to be a "good leaver" shall retain all grants which vest within 90 days of resignation.
4. Participants who are terminated at the decision of the Company, but not for cause, shall retain all grants which vest within 90 days of termination.

In any other situation, or in exceptional circumstances related to the situations above, the Committee shall determine, in its absolute discretion on the recommendation of the Chief Executive Officer, the number of Shares (if any)

subject to the unvested portion of any Award which shall vest and be transferred to the Participant, together with the timing of any such transfer-PROVIDED THAT if the. If a Participant's employment terminates, before an Award is made to him in respect of a the current Financial Year, the Committee shall determine in its absolute discretion on the recommendation of the Chief Executive Officer the number of Shares (if any) to be transferred to that Participant having regard to the standards of performance reached in respect of each of the performance conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of termination of employment or, if earlier, the end of the Financial Year.

6. Effect of a Change of Control of the Company

6.1 In the event of a Change of Control of the Company before an Award Date, the Committee shall determine, in its absolute discretion, the number of Shares (if any) to be transferred to each Participant having regard to the standards of performance reached in respect of each of the performance conditions referred to in rule 3.1 from the start of the relevant Financial Year to the date of the change in Control.

6.2 In the event of a Change of Control of the Company on or after an Award Date any unvested portion of the relevant Award shall vest in full.

Shares

7.1 Unless the board of directors of the Company resolves otherwise, Shares transferred to Participants will be issued from treasury.

7.2 The maximum number of Common Shares which may be issued under this Plan shall not exceed ~~7,500,005 Shares, representing~~ five per cent of the issued ~~ordinary share capital of the Company~~ and outstanding Common Shares of the Corporation as at the date of this Plan ~~is adopted~~, May 24, 2006, as approved by the ~~Company in general~~shareholders of the Corporation at the annual and special meeting~~.~~ of the Corporation held on June 28, 2006. The number of Common Shares ~~which may be~~ issued to "Insiders" of the Corporation (within the meaning of that term under the Toronto Stock Exchange Company Manual) shall not exceed 70 per cent of the total number of _Common Shares which may be issued under this Plan in aggregate.

———For greater certainty, the number of securities issuable to "Insiders" of the Corporation (within the meaning of that term under the Toronto Stock Exchange Company Manual) at any time, under all security based compensation arrangements of the Corporation, cannot exceed ten per cent of the issued and outstanding securities of the Corporation; and, the number of securities issued to Insiders within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed ten per cent of the issued and outstanding securities of the Corporation.

7.3 The aggregate number of Common Shares which may be transferred to any Participant under this Plan shall not exceed 1.65 per cent of the issued and outstanding Common Shares of the Corporation as at the date of this Plan, May 24, 2006, as approved by the shareholders at the annual and special meeting of the shareholders of the Corporation held on June 28, 2006.

7.4 Shares which have been transferred to a Participant are his property. The Participant will receive a share certificate (if share certificates are then in issue) or other evidence of title and will be entitled to receive any dividends and to exercise voting rights at general meetings of the Company. A Participant to whom Shares have been transferred may deal in those Shares as he sees fit subject to any applicable laws and regulations, including any rules of the Toronto Stock Exchange or the Company relating to dealings in Shares by ~~executive officers~~Executive Officers and employees of any Group company.

7.5 In the event that new Shares are issued to Participants, the Company will take all actions necessary to ensure that those Shares are admitted to listing on the Toronto Stock Exchange.

8. Administration, Interpretation and Termination of this Plan

8.1 The Committee may make such regulations (not being inconsistent with this Plan) for the operation and administration of this Plan and terms of reference as regards its functions in connection with this Plan as it shall in its absolute discretion determine.

8.2 In the event of a dispute about any matter arising in connection with the operation of this Plan, the decision of the Committee shall be final and binding.

8.3 Any notices given in connection with this Plan shall be in writing to:

8.3.1 a Participant, at his last known address notified to the Company

8.3.2 the Company, at its registered office from time to time

8.3.3 the Committee, at the registered office of the Company from time to time,

and unless delivered by hand or by email shall be delivered by overland mail. Notices delivered by overland mail shall be deemed to be received on the fifths day after posting (Sundays excepted). The day of posting shall be ignored. Notices delivered by hand or by email shall be deemed to have been received on the date of delivery.

8.4 Words in the singular shall also include the plural and words describing the masculine gender shall also describe the feminine. References to legislation are references to that legislation as currently enacted and as amended or re-enacted from time to time.

8.5 The Committee may resolve to amend and/or terminate this Plan at any time, without shareholder approval, PROVIDED THAT no amendments to the provisions relating to:

8.5.1 the selection of Participants,

8.5.2 levels of participation,

~~8.5.3~~

8.5.3 the transfer or assignment of unvested Awards,

8.5.4 the effects of a Capital Reorganisation,

8.5.5 the effects of termination of employment and a change in Control of the Company,

8.5.6 Shares in rule 7 and

8.5.7 the provisions of this rule 8.5

may be made without the prior authority of the holders of Shares in general meeting, save that amendments the purpose of which is to comply with any applicable exchange control regulations or rules of the Toronto Stock Exchange, or to obtain or maintain favourable tax treatment for the Company or Participants may be made without such authority. Any amendment to this Plan shall apply only to Awards made after the date of the amendment.

8.6 Notwithstanding any of the provisions contained in this Plan, the Company's obligation to issue Shares shall be subject to:

8.6.1 compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States ("Securities Regulators"); and

8.6.2 compliance with the requirements of the Toronto Stock Exchange.

Notwithstanding any provisions contained in this Plan, if any amendment, modification or termination to the provisions hereof are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Committee is authorized to make such amendments and thereupon the terms of this Plan, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

8.6 This Plan shall be governed by the laws of the Province of Alberta, Canada.

END